SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2007

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant's name into English)

Rua Martiniano de Carvalho, 851 - 21 andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled "Telecomunicações de São Paulo S.A. - Telesp - Announces the minutes of the 147th Board of Directors' Meeting" dated on February 23, 2007.

TELECOMUNICAÇÕES DE SÃO PAULO S. A. – TELESP

Excerpt of the Minutes of the 147th Board of Directors’ Meeting

February 23, 2007 (05 pages)
For more information, please contact:
Daniel de Andrade Gomes
TELESP, São Paulo, Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: dgomes@telefonica.com.br
URL: www.telefonica.com.br

(São Paulo – Brazil; February 23, 2007) Telecomunicações de São Paulo S. A. – Telesp (“the Company” or “Telesp”) (NYSE: TSP; BOVESPA: TLPP) hereby informs the Minutes of the 147th Board of Directors’ meeting held on February 23, 2007:

1. DATE, TIME AND VENUE: February 23, 2007, at 12:00 pm (São Paulo time), at the Company’s headquarters located at Rua Martiniano de Carvalho #851, São Paulo - SP.

2. ATTENDES: Antonio Carlos Valente – Chairman of the Board of Directors and Gustavo Fleichman - Secretary of the Joint Comittee.

3. RESOLUTION: The Board of Directors approved unanimously the following resolutions:

3.1) Manager Investiture: The Board decided to register and ratify the investiture occurred on January 22, 2007, of Mr. Carlos Alberto Morales Paulin, Mexican, married, engineer, bearer of the Identity Card RNE # V486744-5-2, Taxpayer’s ID # 232.622.028 -51, resident and domiciled in the city of São Paulo, state of São Paulo, commercial address at Rua Martiniano de Carvalho 851, to the position of Residential Segment vice-president. The referred manager was indicate to this position at the 137th Board’s Meeting that took place on September 25, 2006, however, his investiture was linked to the assistance related to foreigner managers functions, as such requirements were fully complied. In accordance to this ratified investiture, on January 22, 2007, the interim position of Mr. Fabio Silvestre Micheli as Residential Segment vice-president was ended.

3.2) Election of Manager to complement tenure: After hearing to the appointment, maturity and corporate governance committees, the board decided to elect in complementation to current tenure, which will end in the same date of the 2007 Annual Shareholders’ Meeting, Mr. Fábio Bruggioni, Brazilian, married, business administrator, bearer of the Identity Card # 20.713.706 -7 SSP/SP, enrolled with Taxpayer’s ID # 266.193.038 -89, resident and domiciled in the city of São Paulo, state of São Paulo, commercial address in this city at Rua Martiniano de Carvalho 851, to the position of Business Segment vice-president, replacing Mr. José Antonio Gallego Garcia. The manager elected stated not to be subjected to crimes and/or disqualification anticipated in Law that forbid the execution of activities related to his position.

3.3) Election of executive officers for New Tenure / Assignment of members of the officer: After hearing to the appointment, maturity and corporate governance committees and considering: (i) that current tenure of the executive officers will end in the same date of the 2007 Annual Shareholders’ Meeting anticipated to take place by March’s end 2007, (ii) that the next Annual Shareholders’ Meeting will take place by mid April 2007, and (iii) the Board approved, on this date, proposal referred to resolution of extraordinary shareholder meeting, which aims to change the executive structure, the Board of directors decided: (i) Election of executive officers for new tenure: The Board decided to renew the executives current tenure, reelecting, as follow, the current executives for tenures that will start by the date of 2007

Annual Shareholders’ Meeting and will end on the date of the first Board of Director’s meeting that will take place afterwards the Annual Shareholders’ Meeting of 2010: a) President: Antonio Carlos Valente da Silva, Brazilian, married, electric engineer, bearer of the Identity Card CREA RJ # 31.547 -D, enrolled with Taxpayer’s ID # 371.560.557 -04, resident and domiciled in the city of São Paulo, state of São Paulo, commercial address at Rua Martiniano de Carvalho 851; b) General Director of Fixed Telephony: Stael Prata Silva Filho, Brazilian, married, business administrator, bearer of the Identity Card # 4.650.496 SSP/SP, enrolled with Taxpayer’s ID # 374.378.958 -20, resident and domiciled in the city of São Paulo, state of São Paulo, commercial address at Rua Martiniano de Carvalho 851; c) Financing Vice-President and Investor Relations Director: Gilmar Roberto Pereira Camurra, Brazilian, married, business administrator, bearer of the Identity Card # 7.990.926 SSP/SP, enrolled with Taxpayer’s ID # 810.374.908 -78, resident and domiciled in the city of São Paulo, state of São Paulo, commercial address at Rua Martiniano de Carvalho 851; d) Vice-President of Regulation and Strategy: Maurício Antonio Giusti de Oliveira, Brazilian, married, engineer, bearer of the Identity Card # 17.740.404 -8 SSP/SP, enrolled with Taxpayer’s ID # 125.954.888 -05, resident and domiciled in the city of São Paulo, state of São Paulo, commercial address at Rua Martiniano de Carvalho 851; e) Vice-President of Management Control and Resources: Pedro Lucas Antón Lázaro, Spanish, married, engineer, bearer of the Identity Card RNE # V281273K, enrolled with Taxpayer’s ID # 221.056.008 -08, resident and domiciled in the city of São Paulo, state of São Paulo, commercial address at Rua Martiniano de Carvalho 851; f) Vice-President of Human Resources and Director’s talents: Françoise Trapenard, Brazilian, single, business administrator, bearer of the Identity Card # 498.845 SSP/ES, enrolled with Taxpayer’s ID # 065.944.268 -00, resident and domiciled in the city of São Paulo, state of São Paulo, commercial address at Rua Martiniano de Carvalho 851; g) Vice-President of Enterprises Segment: Roberto José Maris, Brazilian, married, engineer, bearer of the Identity Card # 3.654.133 IFP/RJ, enrolled with Taxpayer’s ID # 664.054.677 -91, resident and domiciled in the city of São Paulo, state of São Paulo, commercial address at Rua Martiniano de Carvalho 851; h) Vice-President of Residential Segment, Mexican, married, engineer, bearer of the Identity Card RNE # V486744-5, enrolled with Taxpayer’s ID # 232.622.028 -51, resident and domiciled in the city of São Paulo, state of São Paulo, commercial address at Rua Martiniano de Carvalho 851; i) Vice-President of Wholesale Segment: Bento José de Orduña Viegas Louro, Portuguese, married, economist, bearer of the Identity Card RNE # W255468-W, enrolled with Taxpayer’s ID # 628.409.917 -72, resident and domiciled in the city of São Paulo, state of São Paulo, commercial address at Rua Martiniano de Carvalho 851; j) Vice-President of Network Services: José Luis Fins Filho, Brazilian, married, electric engineer bearer of the Identity Card # 5.764.143 -2, enrolled with Taxpayer’s ID # 639.389.448 -20, resident and domiciled in the city of São Paulo, state of São Paulo, commercial address at Rua Martiniano de Carvalho 851; k) Vice-President of Businesses Segment: Fábio Bruggioni, Brazilian, married, business administrator, bearer of the Identity Card # 20.713.706 -7 SSP/SP, enrolled with Taxpayer’s ID # 266.193.038 -89, resident and domiciled in the city of São Paulo, state of São Paulo, commercial address at Rua Martiniano de Carvalho 851; l) Vice-Presi dent of Commercial and Administrative Services: Fábio Silvestre Micheli, Brazilian, married, business administrator, bearer of the Identity Card # 7.666.023 SSP/SP, enrolled with Taxpayer’s ID # 022.234.928 -00, resident and domiciled in the city of São Paulo, state of São Paulo, commercial address at Rua Martiniano de Carvalho 851. The Board of Director Antonio Carlos Valente did not vote for his election as President of the Society. The executives elected stated not to be subjected to crimes and/or disqualification anticipated in Law that forbid the execution of activities related to his position.

ii) Definition of Executive officers’ assignment: In accordance to proposal related to change of the Company’s Bylaws approved by the Board of Directors on this date, and that will be referred to the Extraordinary Shareholders’ Meeting, assignment of executives will be defined by the Board of Directors. Accordingly, and under condition, this proposal can be approved at the Shareholders’ Meeting to be convene in due course, the Board decided to define director’s assignments by now, as follow:

a)

President: Besides the assignments already anticipated in the Company’s Bylaw the President has to: (i) supervise all activities of the Society and approve proposals related to guidelines for its strategic development; (ii) supervise and manage all marketing activities, including publicity, sponsorships and development of the Company’s image; (iii) supervise and guide all human resources activities; (iv) supervise and guide all activities and businesses related to enterprise segment; (v) define agenda of proposal for claims of operating nature, aiming to subsidize negotiations with the regulator agency; (vi) coordinate and monitor activities related to quality, control and elaboration management and follow up of the Company’s budget, in accordance to enterprise plans, being able to delegate to other executives the supervision and implementation of these activities; (vii) supervise and guide the area responsible for secrecy of communication; (viii) preside the Regulatory Strategy Committee, responsible for defining regulatory strategy and implement management in the high profile relationship with authorities, regulators, social agencies and companies of the sector, related to regulatory issues; and (ix) develop the Company’s tax planning.

b)	General Director of Fixed Telephony: Besides the assignments already anticipated in the Company’s Bylaw the general director of fixed telephony has to: (i) coordinate and supervise activities related to residential segment; (ii) coordinate and supervise activities related to wholesale segment; (iii) coordinate and supervise activities related to businesses segment; (iv) coordinate and supervise activities related to network services; and (v) supervise activities related to commercial and administrative services.

c)	Vice-President of Financing and Investor Relations Director: Besides the assignments already anticipated in the Company’s Bylaw the vice-president of financing and investor relations director has to: (i) manage the raise and application of funds, foreign exchange transaction and derivatives in financial market; (ii) carry out transactions regarding to raise of funds in financial and bond markets; (iii) make macroeconomics analysis and studies; (iv) develop economic-financial projects and analysis of corporate nature and others; (v) coordinate merger, incorporation and acquisition projects; (vi) carry out activities related to financial risks control; and (vii) develop and carry out activities related to balance sheet and interim balance sheet, as well as management of financial commitments.

d)	Vice-President of Regulation and Strategy: develop politics, guidelines and ensure the implementation of activities related to definition, planning and coordination of the Company’s operating strategy, supervising the implementation of these activities; (ii) represent the Company beyond the Telecommunication National Agency – ANATEL and other regulatory agencies, analyzing politics and goals of the regulatory agency; (iii) participate on the Regulatory Strategy Committee; (iv) coordinate and supervise operating activities related to quality; and (v) coordinate, develop and follow up project of innovation.

e)	Vice-President of Management Control and Resources: develop politics, guidelines and supervise activities related to management of purchases; (ii) develop and carry out activities related to control of management of funds, as well as financial-economic analysis of businesses, services and others and elaboration, follow up of the Company’s budget, including results analysis, misuse and remedial measure to be implemented; and (iii) coordinate activities related to operating risks management, antifraud, revenues guarantee.

f)	Vice-President of Human Resources and Director’s Talents: (i) develop politics, plans and guidelines aiming to ensure the implementation of management activities and human resources, employees and talent developments, supervising the execution of aforementioned activities; (ii) carry out a relationship with the class union; (iii) keep relationship with the complementary pension fund; and (iv) consolidate plans, staff, and budget related to human resources in accordance to the corporate goals.

g)	Vice-President of Enterprise Segment: (i) develop politics, plans and guidelines aiming to assure the implementation of businesses strategy, specifically related to corporate and government segment, to serve necessities of users, clients and market; (ii) consolidate business plans related to corporate and government segments, contemplating investments and level of services expected from the vice-presidency of enterprise segment; and (iii) coordinate development of product to corporate and government segment.

h)	Vice- President of Residential Segment: (i) develop politics, plans and guidelines aiming to ensure the implementation of strategy of its business department, specifically related to residential, special residential and public usage telephones, call- center, telephonic lists and long distance services, to serve users and market necessities, supervising the execution of these activities; (ii) consolidate business plans related to residential, special residential and public usage telephones, call- center, telephonic lists and long distance services, contemplating investments and level of services expected for the vice-president of network services; and (iii) coordinate development of businesses and products to residential clients segments.

i)	Vice-President of Wholesale Segment: (i) develop politics, plans and guidelines aiming to ensure the implementation of strategy of its business department, specifically related to wholesale services and interconnection with operator and providers of local, long distance and international services; (ii) coordinate development, management and marketing of wholesales products and services; (iii) coordinate the relationship, commercialization, service and management of contracts with companies of wholesale segment; and (iv) coordinate development of new businesses.

j)	Vice-President of Business Segment: (i) develop politics, plans and guidelines aiming to ensure the implementation of strategy of its business department, specifically related to small and medium enterprises and users of long distance service to serve the necessities of users, clients and market; (ii) consolidate business plan related to small and medium enterprise segments and users of long distance service, contemplating investments and level of services expected for the vice-president of network services; and (iii) coordinate development of services to small and medium enterprises.

k)	Vice-President of Network Services: (i) develop politics, plans and guidelines aiming to ensure the implementation of technological strategy of the Company, in order to make available network’s capacity and development and obtain offer of services, in accordance to market and other businesses of the Company’s necessities, supervising the execution of these activities; (ii) establish proposal of long term technologic strategy to development of network, in accordance to the necessities defined by the vice- president of business, residential, wholesale and enterprise segments, supervising the execution of these activities; (iv) develop politics, plans and guidelines to assure the operation and maintenance of the external plant, as well as management of processes related to operation and maintenance of the internal plant; (v) define guidelines for operation and maintenance of network and technical assistance to users, supervising the execution of these activities; and (vi) define guidelines for provision, installation and maintenance of services in accordance to the vice-presidency of business, residential, wholesale and enterprise segments, supervising the execution of these activities.

l)	Vice-President of Commercial and Administrative Services: (i) develop politics, plans and guidelines and supervise activities related to obtain, utilize and evolutes solutions for technology of information to the society; (ii) coordinate, develop and supervise appraisal, revision and implementation of processes and corporate normative documentation; (iii) define politics and control activities related to informatics’ infrastructure; (iv) coordinate management activities and maintenance of assets and properties, materials, transports and activities that support other areas of the Company; (v) coordinate processes and systems of billings and collections; (vi) coordinate and execute activities related to assets securities; and (vii) carry out administrative activities in general.

No further business matters to discuss, the meeting was adjourned and the Board’s Secretary signed off on the present minutes of the meeting, which were approved by the Board of Directors’ members hereto and will henceforth be contained in the record of the meeting. São Paulo, February 23, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	February 27, 2007	By:	/s/ Daniel de Andrade Gomes
		Name:	Daniel de Andrade Gomes
		Title:	Investor Relations Director